Exhibit 99.1

Lufax Reports Second Quarter 2026 Financial Results

Represents Key Milestone as Company Executes Plan to Return to a Normal Reporting Cadence

SHANGHAI, Aug. 19, 2026 /PRNewswire/ -- Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 & First Half 2026 Financial Highlights

•	Total income was RMB6,227 million (US$918 million) in the second quarter of 2026, compared to RMB7,365 million in the same period of 2025.

•	Net loss was RMB82 million (US$12 million) in the second quarter of 2026, compared to net loss of RMB594 million in the same period of 2025.

(In millions except percentages, unaudited)	Three Months Ended June 30,

	2025	2026		YoY
	RMB	RMB	USD
Total income	7,365	6,227	918	(15.5%)

Total expenses	(7,099)	(6,197)	(913)	(12.7%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(2,724)	(1,974)	(291)	(27.5%)
Credit impairment losses, finance costs and other gains or losses	(4,375)	(4,224)	(622)	(3.5%)
Net loss	(594)	(82)	(12)	(86.2%)

(In millions except percentages, unaudited)	Six Months Ended June 30,

	2025	2026		YoY
	RMB	RMB	USD
Total income	14,084	12,489	1,841	(11.3%)

Total expenses	(13,593)	(13,175)	(1,942)	(3.1%)
Total expenses excluding credit impairment losses, finance costs and other gains or losses	(5,589)	(4,430)	(653)	(20.7%)
Credit impairment losses, finance costs and other gains or losses	(8,004)	(8,745)	(1,289)	9.3%
Net loss	(519)	(694)	(102)	33.7%

Second Quarter 2026 Operational Highlights

•

Total outstanding balance of loans was RMB167.3 billion as of June 30, 2026, compared to RMB193.4 billion as of June 30, 2025, representing a decrease of 13.5%, among which the outstanding balance of consumer finance loans was RMB65.4 billion as of June 30, 2026, compared to RMB54.5 billion as of June 30, 2025, representing an increase of 19.9%.

•

Total new loans enabled were RMB51.1 billion in the second quarter of 2026, representing an increase of 4.6% compared to RMB48.9 billion in the same period of 2025, among which new consumer finance loans were RMB36.9 billion in the second quarter of 2026, compared to RMB28.9 billion in the same period of 2025, representing an increase of 27.6%.

•	Cumulative number of borrowers increased by 13.1% to approximately 31.4 million as of June 30, 2026 from approximately 27.8 million as of June 30, 2025.

•	As of June 30, 2026, including the consumer finance subsidiary, the Company bore risk on 93.2% of its outstanding balance, up from 83.7% as of June 30, 2025.

•	As of June 30, 2026, excluding the consumer finance subsidiary, the Company bore risk on 95.7% of its outstanding balance, up from 84.0% as of June 30, 2025.

•	For the second quarter of 2026, the Company’s retail credit enablement business take rate[1] based on loan balance was 13.8%, as compared to 12.5% for the second quarter of 2025.

•

C-M3 flow rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.0% in the second quarter of 2026, compared to 1.2% in the first quarter of 2026. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.0% and 0.9% respectively in the second quarter of 2026, as compared to 1.2% and 1.0% respectively in the first quarter of 2026.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.8% as of June 30, 2026, as compared to 6.1% as of March 31, 2026. DPD 30+ delinquency rate for general unsecured loans was 6.1% as of June 30, 2026, as compared to 6.4% as of March 31, 2026. DPD 30+ delinquency rate for secured loans was 5.0% as of June 30, 2026, as compared to 5.4% as of March 31, 2026.

•

DPD 90+ delinquency rate[4] for total loans enabled, excluding the consumer finance subsidiary, was 3.7% as of June 30, 2026, as compared to 3.4% as of March 31, 2026. DPD 90+ delinquency rate for general unsecured loans was 3.9% as of June 30, 2026, as compared to 3.6% as of March 31, 2026. DPD 90+ delinquency rate for secured loans was 3.1% as of June 30, 2026, as compared to 3.0% as of March 31, 2026.

•	As of June 30, 2026, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.3% as compared to 1.4% as of March 31, 2026.

[1] The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income (excluding revenue from PAObank and LUAN credit subsidiaries), guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2] C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3] DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[4] DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[5] Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

“Today’s results mark an important milestone for Lufax as we return to a normal, predictable reporting cadence,” said Mr. Xiang Ji, Chief Executive Officer of Lufax. “Over the past year, we completed the re-audit and audit of our financial statements from 2022 through 2025, engaged Deloitte Consulting Shanghai to strengthen our internal controls, and restructured our board so that independent non-executive directors now hold a majority. These initiatives to strengthen our governance and internal controls have allowed us to resume regular financial reporting to our shareholders and the broader investor community.

“The operating environment for small business owners remained difficult in the second quarter, with financing demand staying weak. In response, we are executing a strategy of prudent operations, anchored by our selective customer strategy, which is shifting our customer mix toward lower-risk borrowers through refined product design, targeted customer acquisition, and an upgraded risk management framework, and by AI-powered refined operations, which are deepening our use of artificial intelligence in customer segmentation and in strengthening relationships with existing customers. These efforts supported continued growth in our consumer finance business, with new consumer finance loan sales up 27.6% year over year, driving overall new loan sales up 4.6% year over year to RMB51.1 billion. Our asset quality also improved on a sequential basis, with our C-M3 flow rate declining to 1.0% and our consumer finance non-performing loan ratio improving to 1.3%, both down from the first quarter.

“Financially, we narrowed our net loss to RMB82 million in the second quarter, an 86.2% improvement from the same period last year, even as credit costs remained elevated amid a challenging environment for small business owners. We are encouraged by our continued operating efficiency gains, and under our refreshed leadership team, we remain focused on prudent, quality growth and on building long-term value for our shareholders.”

Second Quarter 2026 & First Half 2026 Financial Results

TOTAL INCOME

Total income was RMB6,227 million (US$918 million) in the second quarter of 2026, compared to RMB7,365 million in the same period of 2025, representing a decrease of 15.5%.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2025		2026		YoY
	RMB	% of income	RMB	% of income

Technology platform-based income	1,399	19.0%	1,103	17.7%	(21.2%)

Net interest income	3,199	43.4%	3,467	55.7%	8.4%

Guarantee income	1,389	18.9%	1,105	17.7%	(20.4%)

Other income	358	4.9%	269	4.3%	(24.9%)

Investment income	1,021	13.9%	283	4.5%	(72.3%)

Share of net profits of investments accounted for using the equity method	-	-	-	-	-

Total income	7,365	100.0%	6,227	100.0%	(15.5%)

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2025		2026		YoY
	RMB	% of income	RMB	% of income

Technology platform-based income	2,887	20.5%	2,139	17.1%	(25.9%)

Net interest income	6,405	45.5%	6,939	55.6%	8.3%

Guarantee income	2,816	20.0%	2,341	18.7%	(16.9%)

Other income	708	5.0%	546	4.4%	(22.9%)

Investment income	1,269	9.0%	525	4.2%	(58.6%)

Share of net profits of investments accounted for using the equity method	-	-	-	-	-

Total income	14,084	100.0%	12,489	100.0%	(11.3%)

•

Technology platform-based income was RMB1,103 million (US$163 million) in the second quarter of 2026, compared to RMB1,399 million in the same period of 2025, representing a decrease of 21.2%. This decrease was primarily due to the decrease of retail credit and enablement service fees as a result of the decrease in loan balance.

•

Net interest income was RMB3,467 million (US$511 million) in the second quarter of 2026, compared to RMB3,199 million in the same period of 2025, representing an increase of 8.4%, mainly due to the expansion of our consumer finance & microloan lending business.

•

Guarantee income was RMB1,105 million (US$163 million) in the second quarter of 2026, compared to RMB1,389 million in the same period of 2025, representing a decrease of 20.4%, primarily attributable to a decrease in the average balance of off-balance sheet loans.

•

Other income was RMB269 million (US$40 million) in the second quarter of 2026, compared to other income of RMB358 million in the same period of 2025. This decrease was primarily due to a decrease in account management fees caused by decreased collections in the second quarter of 2026.

•

Investment income was RMB283 million (US$42 million) in the second quarter of 2026, compared to RMB1,021 million in the same period of 2025. This decrease was primarily attributable to the impact of changes in the valuations of certain assets.

TOTAL EXPENSES

Total expenses decreased by 12.7% to RMB6,197 million (US$913 million) in the second quarter of 2026 from RMB7,099 million in the same period of 2025. This decrease was mainly due to the decrease in sales and marketing expenses by 22.6% to RMB756 million (US$111 million) in the second quarter of 2026 from RMB977 million in the same period of 2025. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses decreased by 27.5% to RMB1,974 million (US$291 million) in the second quarter of 2026 from RMB2,724 million in the same period of 2025.

	Three Months Ended June 30,

(In millions except percentages, unaudited)	2025		2026		YoY

	RMB	% of income	RMB	% of income

Sales and marketing expenses	977	13.3%	756	12.1%	(22.6%)

General and administrative expenses	504	6.8%	208	3.3%	(58.7%)

Operation and servicing expenses	1,008	13.7%	804	12.9%	(20.2%)

Technology and analytics expenses	235	3.2%	206	3.3%	(12.3%)

Credit impairment losses	4,279	58.1%	4,141	66.5%	(3.2%)

Finance costs	45	0.6%	102	1.6%	126.7%

Other gains or losses - net	51	0.7%	(19)	(0.3%)	(137.3%)

Total expenses	7,099	96.4%	6,197	99.5%	(12.7%)

	Six Months Ended June 30,

(In millions except percentages, unaudited)	2025		2026		YoY

	RMB	% of income	RMB	% of income

Sales and marketing expenses	2,069	14.7%	1,702	13.6%	(17.7%)

General and administrative expenses	997	7.1%	533	4.3%	(46.5%)

Operation and servicing expenses	2,049	14.5%	1,767	14.1%	(13.8%)

Technology and analytics expenses	474	3.4%	427	3.4%	(9.9%)

Credit impairment losses	7,858	55.8%	8,654	69.3%	10.1%

Finance costs	83	0.6%	230	1.8%	177.1%

Other gains or losses - net	64	0.5%	(139)	(1.1%)	(317.2%)

Total expenses	13,593	96.5%	13,175	105.5%	(3.1%)

•

Sales and marketing expenses decreased by 22.6% to RMB756 million (US$111 million) in the second quarter of 2026 from RMB977 million in the same period of 2025. The decrease was primarily due to the decreased new loan sales and outstanding balance of off-balance sheet loans, slightly offset by the compensation for the dismissal of low productivity direct sales employees.

•

General and administrative expenses decreased by 58.7% to RMB208 million (US$31 million) in the second quarter of 2026 from RMB504 million in the same period of 2025, this decrease was primarily due to our continuous personnel optimization and expense control measures.

•

Operation and servicing expenses decreased by 20.2% to RMB804 million (US$118 million) in the second quarter of 2026 from RMB1,008 million in the same period of 2025, primarily due to our expense control measures and the decrease in the loan balance.

•

Technology and analytics expenses decreased by 12.3% to RMB206 million (US$30 million) in the second quarter of 2026 from RMB235 million in the same period of 2025, primarily due to our improved efficiency and the expense control measures we adopted.

•

Credit impairment losses decreased by 3.2% to RMB4,141 million (US$610 million) in the second quarter of 2026 from RMB4,279 million in the same period of 2025, primarily due to the decreased provision of loans and receivables as a result of the decreased risk-bearing loan balance, partially offset by the increase in the actual losses.

•

Finance costs increased by 126.7% to RMB102 million (US$15 million) in the second quarter of 2026 from RMB45 million in the same period of 2025, mainly due to the combined effects of the increased loan interest expenses and decreased deposit interest income.

•

Other gains were RMB19 million (US$3 million) in the second quarter of 2026, compared to other losses of RMB51 million in the same period of 2025. The change was primarily due to the foreign exchange gains in 2026 and the one-time tax overdue penalty of a certain subsidiary we recognized in 2025.

NET LOSS

Net loss was RMB82 million (US$12 million) in the second quarter of 2026, compared to a net loss of RMB594 million in the same period of 2025, as a result of the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB0.24 (US$0.04) in the second quarter of 2026. Each ADS represents two ordinary shares.

BALANCE SHEET

The Company had RMB19,213 million (US$2,832 million) in cash at bank as of June 30, 2026, as compared to RMB22,086 million as of December 31, 2025. Net assets of the Company amounted to RMB81,448 million (US$12,004 million) as of June 30, 2026, as compared to RMB82,041 million as of December 31, 2025.

SEMI-ANNUAL DIVIDEND

In light of the net loss recorded for the six months ended June 30, 2026, the board of directors of the Company has determined that no semi-annual dividend shall be paid at this time.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Tuesday, August 18, 2026 (9:00 A.M. Beijing Time on Wednesday, August 19, 2026) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10211235/104a7ebdba9

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through August 24, 2026, by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Conference ID:	8048734

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners and others. In doing so, the Company has established relationships with over 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the rate in effect as of June 30, 2026, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	1,398,653	1,103,160	162,586	2,886,548	2,139,006	315,250
Net interest income	3,198,815	3,467,456	511,040	6,404,677	6,938,771	1,022,648
Guarantee income	1,389,093	1,104,808	162,829	2,815,970	2,341,226	345,054
Other income	357,751	269,046	39,652	708,182	545,648	80,419
Investment income	1,021,076	282,917	41,697	1,268,872	524,506	77,303
Share of net profits of investments accounted for using the equity method	-	-	-	-	-	-

Total income	7,365,388	6,227,387	917,803	14,084,249	12,489,157	1,840,674

Sales and marketing expenses	(976,820)	(755,731)	(111,381)	(2,068,958)	(1,702,098)	(250,858)
General and administrative expenses	(503,966)	(208,410)	(30,716)	(996,698)	(533,168)	(78,579)
Operation and servicing expenses	(1,008,428)	(803,797)	(118,465)	(2,048,817)	(1,767,339)	(260,474)
Technology and analytics expenses	(234,775)	(205,877)	(30,343)	(474,339)	(427,495)	(63,005)
Credit impairment losses	(4,279,023)	(4,140,714)	(610,266)	(7,858,211)	(8,654,238)	(1,275,477)
Finance costs	(44,798)	(102,067)	(15,043)	(82,680)	(229,681)	(33,851)
Other gains/(losses) - net	(51,107)	19,194	2,829	(63,586)	139,400	20,545

Total expenses	(7,098,917)	(6,197,402)	(913,384)	(13,593,289)	(13,174,619)	(1,941,699)

Profit before income tax expenses	266,471	29,985	4,419	490,960	(685,462)	(101,025)
Income tax expenses	(860,673)	(111,666)	(16,458)	(1,009,935)	(8,807)	(1,298)

Net profit/(loss) for the period	(594,202)	(81,681)	(12,038)	(518,975)	(694,269)	(102,323)

Net profit/(loss) attributable to:
Owners of the Group	(711,523)	(200,534)	(29,555)	(767,235)	(895,889)	(132,038)
Non-controlling interests	117,321	118,853	17,517	248,260	201,620	29,715

Net profit/(loss) for the period	(594,202)	(81,681)	(12,038)	(518,975)	(694,269)	(102,323)

Earnings per share
-Basic earnings/(loss) per share	(0.41)	(0.12)	(0.02)	(0.44)	(0.52)	(0.08)

-Diluted earnings/(loss) per share	(0.41)	(0.12)	(0.02)	(0.44)	(0.52)	(0.08)

-Basic earnings/(loss) per ADS	(0.82)	(0.24)	(0.04)	(0.88)	(1.04)	(0.15)

-Diluted earnings/(loss) per ADS	(0.82)	(0.24)	(0.04)	(0.88)	(1.04)	(0.15)

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Assets
Cash at bank	22,086,187	19,212,913	2,831,633
Restricted cash	19,035,154	17,172,831	2,530,962
Financial assets at fair value through profit or loss	34,666,573	33,358,855	4,916,487
Financial assets at fair value through other comprehensive income	6,182,229	7,807,536	1,150,688
Financial assets at amortized cost	-	725,829	106,974
Financial assets held under resale agreements	1,577,029	62,003	9,138
Accounts and other receivables and contract assets	4,240,132	3,259,862	480,444
Loans to customers	102,290,974	102,244,031	15,068,906
Deferred tax assets	6,978,651	7,898,793	1,164,138
Property and equipment	54,137	50,198	7,398
Investments accounted for using the equity method	-	-	-
Intangible assets	911,603	907,856	133,801
Right-of-use assets	265,523	220,513	32,500
Goodwill	9,169,031	9,159,144	1,349,891
Other assets	657,424	619,479	91,300

Total assets	208,114,647	202,699,843	29,874,260

Liabilities
Payable to platform users	667,794	554,805	81,768
Borrowings	63,535,913	65,373,940	9,634,927
Customer deposits	9,456,934	11,806,199	1,740,018
Financial assets sold under repurchase agreements	1,662,008	1,412,301	208,147
Current income tax liabilities	396,643	423,459	62,410
Accounts and other payables and contract liabilities	7,557,062	6,445,209	949,906
Payable to investors of consolidated structured entities	28,921,222	21,992,967	3,241,362
Financing guarantee liabilities	5,647,343	5,093,690	750,717
Deferred tax liabilities	297,931	229,278	33,791
Lease liabilities	259,764	217,281	32,023
Convertible promissory note payable	6,503,803	6,542,811	964,291
Other liabilities	1,167,155	1,159,713	170,921

Total liabilities	126,073,572	121,251,653	17,870,282

Equity
Share capital	117	117	17
Share premium	27,027,931	27,027,931	3,983,424
Treasury shares	(5,642,768)	(5,642,768)	(831,641)
Other reserves	1,746,502	1,848,034	272,367
Retained earnings	56,698,381	55,802,492	8,224,270

Total equity attributable to owners of the Company	79,830,163	79,035,806	11,648,436

Non-controlling interests	2,210,912	2,412,384	355,541

Total equity	82,041,075	81,448,190	12,003,978

Total liabilities and equity	208,114,647	202,699,843	29,874,260

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	3,216,091	3,643,793	537,029	5,409,129	(575,893)	(84,876)
Net cash (used in)/generated from investing activities	(3,441,228)	(1,968,917)	(290,182)	(2,810,078)	1,504,970	221,805
Net cash (used in) financing activities	(291,861)	(1,540,257)	(227,006)	(1,159,168)	(1,959,043)	(288,727)
Effects of exchange rate changes on cash and cash equivalents	(11,109)	(17,632)	(2,599)	(17,695)	(45,204)	(6,662)

Net (decrease)/increase in cash and cash equivalents	(528,107)	116,987	17,242	1,422,188	(1,075,170)	(158,460)
Cash and cash equivalents at the beginning of the period	13,748,730	9,896,916	1,458,625	11,798,435	11,089,073	1,634,327
Cash and cash equivalents at the end of the period	13,220,623	10,013,903	1,475,867	13,220,623	10,013,903	1,475,867